Exhibit 99.1

For Immediate Release

YY Group Signs Strategic MOU with Keenon Robotics

SINGAPORE, August 28, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced the signing of a Memorandum of Understanding (MOU) with KEENON (Hong Kong) Limited (“Keenon”), a globally renowned leading provider of service robotics.

This MOU builds on YY Group’s recently launched robotics integration initiative, aimed at enhancing service consistency, safety, and operational efficiency across high-impact service lines.

Strategic Robotics Expansion

YY Group’s robotics integration initiative is designed to transform service delivery in high-impact sectors such as hospitality, healthcare, and facilities management. The rollout includes robotic dish-servers and cleaners. Deployment of these technologies has already commenced in Singapore and Malaysia, supported by YY Group’s dedicated in-house technicians.

Building on this foundation, the new MOU with Keenon will pilot advanced indoor service robots specifically tailored for the regions’ commercial environments. The initial focus will be in Singapore and Malaysia, where Keenon will provide AI-enabled robotics designed to enhance efficiency and address manpower challenges. YY Group will oversee integration and deployment through its established client network, ensuring the solutions are effectively adapted to local market needs.

Image credit: KEENON (Hong Kong) Limited.

Enhanced Value Proposition Through Human-Centric Robotics

A core principle of this collaboration is the emphasis on human-robot synergy. Rather than replacing employees, Keenon’s robots will complement YY Group’s human teams by taking on repetitive and time-sensitive tasks such as service logistics and cleaning. This approach allows human staff to concentrate on higher-value responsibilities, improving both efficiency and service quality.

YY Group’s deployment model ensures that robots are seamlessly integrated into client operations and can scale with evolving demands. Clients will benefit from multiple deployment options, including both on-demand and capital ownership models, while YY’s in-house technicians will provide the technical expertise required for reliable, long-term use.

Strategic Imperatives & Future Outlook

As noted by CEO Mike Fu in YY Group Holding Limited, “Our collaboration with Keenon Robotics marks an important milestone in advancing our robotics integration strategy. By combining Keenon’s proven technology with YY Group’s market reach and service expertise, we are positioned to accelerate the adoption of intelligent service robots across Southeast Asia. This initiative reflects our commitment to delivering innovative, technology-enabled solutions that enhance efficiency for clients while creating scalable, sustainable growth opportunities for the Company.”

Pilot deployments are already underway with select clients in the region. These early rollouts extend YY Group’s existing robotics program while laying the groundwork for broader scaling across Southeast Asia and beyond.

The integration of Keenon’s robotics solutions is also expected to drive meaningful business impact for YY Group. By improving asset efficiency, elevating service outcomes, and supporting new recurring revenue streams, this initiative aligns directly with the Company’s longer-term strategy of strengthening client retention and advancing operational excellence.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to the strategic collaboration between YY Group and Keenon, the potential for expanding service robotics adoption, and the companies’ ability to enter into and execute definitive agreements. These statements are based on the current expectations and beliefs of YY Group Holding Limited’s management and are subject to risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) the parties’ ability to negotiate and enter into legally binding definitive agreements; (ii) the successful implementation and market adoption of Keenon’s products in Southeast Asia; (iii) competition in the service robotics market; (iv) regulatory changes; and (v) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. In some cases, forward-looking statements can be identified by terminology such as “explore,” “potential,” “intended,” “will,” “goal,” or other similar expressions. These statements are made only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

About KEENON (Hong Kong) Limited:

Established in 2010, KEENON Robotics is a global leader in the development and deployment of commercial service robots. The company specializes in creating indoor intelligent service robots that utilize advanced technologies such as AI, machine vision, and autonomous navigation. With a focus on providing practical, efficient, and reliable solutions, Keenon’s robots are deployed across various industries, including catering, hospitality, healthcare, and retail.

Headquartered in Shanghai, Keenon has expanded its global footprint, with its products serving in over 60 countries and more than 600 cities worldwide. The company is dedicated to creating value and contributing to industry growth by helping businesses enhance operational efficiency and address labor shortages. Its diverse product lineup includes delivery robots, cleaning robots, and guiding robots, all designed to meet the evolving needs of modern enterprises.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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